UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)*

Pharmaceutical Product Development, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

717124101

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and or any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Name of Issuer: Pharmaceutical Product Development, Inc.

Title of Class of Securities: Common Stock

CUSIP Number: 717124101
(1)	Names of reporting Persons. S.S. or IRS. Identification Nos. of Above Persons. Fredric N. Eshelman
(2)	Check the Appropriate Box if a Member of a Group: NOT APPLICABLE (a) (b)
(3)	SEC Use Only:
(4)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned :	(5) Sole Voting Power: 7,887,811
(6) Shared Voting Power: 422,443
(7) Sole Dispositive Power: 7,887,811
(8) Shared Dispositive Power: 422,443
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7.0%
(10)	Check if the Aggregate amount in Row (9) Excludes Certain Shares: Not Applicable
(11)	Percent of Class Represented by Amount in Row (9): 7.0%
(12)	Type of Reporting Person: IN

Item 1.	Issuer

	(a)	Pharmaceutical Product Development, Inc.

	(b)	929 North Front Street Wilmington, North Carolina 28401

Item 2.	Person Filing

	(a)	Fredric N. Eshelman

	(b)	Pharmaceutical Product Development, Inc. 929 North Front Street Wilmington, North Carolina 28401

	(c)	United States

	(d)	Common Stock

	(e)	717124101

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13(d)-2(b)

Not Applicable

Item 4.	Ownership

(a) 7,887,811 includes 6,963,161 shares directly held by the Reporting Person as well as 924,650 shares issuable pursuant to vested options. Also included is 409,500 shares held in a grantor retained annuity trust; 11,258 shares held in Elk Mountain Consulting, LLC, a member-managed limited liability company, Iron Bar Holdings, LLC, member, itself a manager-managed LLC, sole member and manager Fredric N. Eshelman; and 1,685 shares held by the Reporting Person’s spouse.

(b) 7.0%

(c) The Reporting Person has sole voting and dispositive power of 7,887,811 shares. The Reporting Person has shared voting and dispositive power over the 11,258 shares held by Elk Mountain Consulting, LLC and the Reporting Person may be deemed to have shared voting and dispositive powers as to the 1,685 shares held by his spouse and the 409,500 shares held by the grantor retained annuity trust.

Item 5.	Ownership of Five Percent or Less of Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

Date

Fredric N. Eshelman

/s/ Lisa C. Noecker
Name: Lisa C. Noecker Title: Attorney in Fact*

*	Signed pursuant to a power of attorney, dated February 1, 2007, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Fredric N. Eshelman on February 14, 2011.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby (1) revokes the general power of attorney granted to Rudy C. Howard and Fred B. Davenport, Jr. on December 16, 1998 with power for executing and filing of Securities Exchange Act of 1934 (the “Act”) Schedule 13G Beneficial Ownership Reports; and (2) constitutes and appoints each of B. Judd Hartman or Lisa C. Noecker signing singly, with full power of substitution, his/her true and lawful attorney-in-fact, to execute and cause to be filed and/or delivered, as required under Section 13(d) of the “Act” and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13-d-1(f) (1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13(d)-1(d) under the Act) of Pharmaceutical Product Development, Inc. beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present.

This Power of Attorney is governed by and shall be construed in accordance with the laws of the State of North Carolina. This Power of Attorney is effective until revoked by the undersigned, which revocation shall be evidenced by an instrument in writing in form required by North Carolina law. This Power of Attorney is executed pursuant to the provisions of the North Carolina General Statutes, Chapter 32A, Article 2, with the intention that this Power of Attorney and the authority of said attorney-in-fact hereunder shall continue in effect notwithstanding any incapacity or mental incompetence which may be incurred by the undersigned subsequent to the execution of this Power of Attorney by the undersigned.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2007.

/s/ Fredric N. Eshelman